Exhibit 99.204

NexTech AR Solutions Reports Record Second Quarter 2020 Results

Vancouver B.C. – August 25th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality (AR) for eCommerce, AR learning applications, and AR-enhanced video conferencing and virtual events, reported record results for its second quarter ended June 30, 2020. All figures are prepared in accordance with International Financial Reporting Standards (IFRS) unless otherwise indicated.

Q2 2020 highlights:

●	Revenue grows 290% to $3.5 million

●	Gross Profit grows 484% to $2.1 million with a 61% margin

●	Working Capital of $5.6 million

●	Total Bookings $3.7 million

●	Full report has been filed and is available on SEDAR

Q2 earnings will be released after the close today at 4:30pm

Bridge Name: NexTech AR Solutions

Conference ID: 597-9019

Dial in: +1 (435) 777-2200

Toll-Free + 1 (800) 309-2350

Evan Gappelberg, CEO of NexTech comments ’‘We are extremely pleased to report that our record second quarter 2020 results are continuing into Q3 and are showing strong momenutm across our business segments. These results were driven by new customer additions, expansion of product lines and increases in conversions from our e-commerce channels. He continues “We are uniquely positioned with our augmented reality, e-commerce and InfernoAR video conferencing and virtual events business units to thrive in this new economy being led by a digital transformation across technology. There has never been more business opportunity in our lifetime for augmented reality, virtual learning, virtual conferences, or virtual events, and e-commerce and we see strong business trends continuing in Q3 and beyond”.

Kashif Malik, CFO of NexTech comments, “Q2 has been an amazing quarter and I am thrilled to see the team firing on all cylinders by delivering on sales. With the successful integration of our Jolokia acquisition in Q2 we are now positioned for a rapid acceleration in our business as we continue to land more deals and look for addative acquisitions that further expand and grow our business ..”

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in Canadian dollars)

	June 30, 2020	December 31, 2019
	$	$
ASSETS
Current assets
Cash	6,282,197	2,849,344
Receivables (Note 4)	264,104	403,651
Prepaid expenses and deposits	195,990	200,650
Inventory	1,681,465	1,353,584
Total current assets	8,423,756	4,807,229

Non-current assets
Equipment (Note 5)	242,303	146,555
Intangible assets (Note 6)	2,250,734	1,420,552
Goodwill (Note 6)	3,997,440	2,262,527
Total non-current assets	6,490,477	3,829,634

TOTAL ASSETS	14,914,233	8,636,863

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 7)	1,748,473	1,243,528
Other payables (Note 8)	-	230,174
Contginent consideration (Note 3)	1,067,181	-
Total current liabilities	2,815,654	1,473,702

Long-term liabilities
Deferred income tax liability	48,478	96,956
Total Long-term liabilities	48,478	96,956

TOTAL LIABILITIES	2,864,132	1,570,658

EQUITY
Share capital (Note 10)	23,562,376	15,210,041
Convertible debentures (Note 9)	-	1,025,595
Reserves (Note 10)	2,565,234	1,407,330
Deficit	(14,077,509)	(10,576,761)
TOTAL SHAREHOLDERS’ EQUITY	12,050,101	7,066,205

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,914,233	8,636,863

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Revenue	3,529,029	905,915	6,021,014	1,807,025
Cost of sales	(1,359,294)	(534,094)	(2,503,430)	(1,068,187)
Gross profit	2,169,735	371,821	3,517,584	738,838

Operating expenses
Sales and marketing	1,547,995	558,743	3,047,310	1,255,695
General and administrative	1,927,105	462,116	2,690,187	844,170
Research and development	563,671	164,867	937,002	748,776
Amortization (Note 6)	132,458	31,476	220,711	62,951
Depreciation (Note 5)	17,434	8,249	27,283	24,342
Foreign exchange loss (gain)	6,283	70,334	7,977	27,352
Total operating expenses	4,194,946	1,295,785	6,930,470	2,963,287

Operating loss	(2,025,211)	(923,964)	(3,412,886)	(2,224,449)
Loss before income taxes	(2,025,211)	(923,964)	(3,412,886)	(2,224,449)
Deferred income tax recovery	24,239	-	48,478	-
Net loss	(2,000,972)	(923,964)	(3,364,408)	(2,224,449)

Other comprehensive income (loss)
Exchange differences on translating foreign operations	(308,552)	-	179,764	-
Total comprehensive loss	(2,309,524)	(923,964)	(3,184,644)	(2,224,449)

Loss per common share
Basic and diluted loss per common share	(0.04)	(0.02)	(0.05)	(0.04)
Weighted average number of common shares outstanding	65,713,035	53,790,361	63,147,313	52,356,663

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	Number of shares	Share capital	Equity portion of convertible debenture	Reserves	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2018	43,687,872	6,365,393	-	423,463	(2,345,482)	4,443,374
Partial escrow cancellation	(400,000)	-	-	-	-	-
Acquisition of AR Ecommerce LLC	2,000,000	1,620,000	-	-	-	1,620,000
Shares released from escrow for services	-	60,000	-	-	-	60,000
Shares issued for exercise of warrants	8,461,500	2,605,750	-	-	-	2,605,750
Shares issued for acquisition payable	100,000	66,630	-	-	-	66,630
Private placement	566,000	339,600	-	-	-	339,600
Stock-based compensation	-	-	-	523,702	-	523,702
Net loss	-	-	-	-	(2,224,449)	(2,224,449)
Balance, June 30, 2019	54,415,372	11,057,373	-	947,165	(4,569,931)	7,434,607

Balance, December 31, 2019	60,509,250	15,210,041	1,025,595	1,407,110	(10,576,761)	7,066,205
Convertible debentures	1,910,163	1,161,935	(1,025,595)	-	(136,340)	-
Shares issued for exercise of warrants	2,057,504	1,734,861	-	-	-	1,734,861
Shares issued for exercise of options	1,195,666	381,600	-	-	-	381,600
Shares issued for purchase of Jolokia	1,000,000	1,491,889	-	-	-	1,491,889
Shares issued to settle related party liability	47,799	38,239	-	-	-	38,239
Share-based payment	810,006	648,005	-	864,899	-	1,512,904
Private placement	1,528,036	3,208,876	-	-	-	3,208,876
Share issuance costs	-	(313,070)	-	113,241	-	(199,829)
Net loss	-	-	-	-	(3,364,408)	(3,364,408)
Translation of foreign operations	-	-	-	179,764	-	179,764
Balance as at June 30, 2020	69,058,424	23,562,376	-	2,565,234	(14,077,509)	12,050,101

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Cash Flows

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019

OPERATING ACTIVITIES
Net loss	(2,000,972)	(923,964)	(3,364,408)	(2,224,449)

Item not affecting cash:
Amortization of intangible assets	132,458	31,476	220,711	62,951
Deferred income tax recovery	(24,239)	-	(48,478)	-
Depreciation of property and equipment	17,434	8,249	27,283	24,342
Shares issued to settle related party liability	-	-	38,239	-
Share-based payments	861,958	161,851	1,512,904	523,702
Shares released from escrow for services	-	-	-	60,000
Option and warrant exercised shares outstanding	(183,737)	-	(183,737)	-

Changes in non-cash working capital items
Receivables	356,792	(262,168)	139,547	(475,643)
Prepaid expenses and deposits	23,735	(237,958)	4,660	(647,845)
Inventory	(83,071)	(399,609)	(327,881)	(667,458)
Accounts payable and accrued liabilities	673,907	(709,979)	480,787	(879,459)
Other payables	(97,771)	-	(230,174)	-
Net cash used in operating activities	(323,506)	(2,332,103)	(1,730,547)	(4,223,858)

INVESTING ACTIVITIES
Cash acquired in a business combination	-	-	-	128,670
Cash paid for acquisition of HootView	-	-	-	(85,664)
Purchase of equipment	-	-	-	(12,125)
Net cash used in investing activities	-	-	-	30,881

FINANCING ACTIVITIES
Proceeds from exercise of options and warrants	1,404,022	-	2,116,461	2,605,750
Net proceeds from private placement	3,009,047	339,600	3,009,047	339,600
Net cash provided by financing activities	4,413,069	339,600	5,125,508	2,945,350

Foreign exchange	(117,022)	(266,280)	37,892	(170,541)

Net change in cash	3,972,541	(2,258,782)	3,432,853	(1,418,168)
Cash, beginning	2,309,656	2,487,471	2,849,344	1,646,858
Cash, ending	6,282,197	228,689	6,282,197	228,689

(Above excerpts from the condensed consolidated interim financial statements should be read in conjunction with the financial statement notes).

Non-IFRS Measures

This News Release makes reference to certain non-IFRS measures such as “Total Bookings” and “Backlog”. These non-IFRS measures are not recognized, defined or standardized measures under IFRS. Our definition of Total Bookings and Backlog will likely differ from that used by other companies and therefore comparability may be limited.

Total Bookings and Backlog should not be considered a substitute for or in isolation from measures prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with our condensed consolidated interim financial statements and the related notes thereto as at and for the three and six months ended June 30, 2020. Readers should not place undue reliance on non-IFRS measures and should instead view them in conjunction with the most comparable IFRS financial measures. See the reconciliations to these IFRS measures below:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Total Bookings	$3,680,111	$905,915	$6,239,291	$1,807,025
Total Revenue	$3,529,029	$905,915	$6,021,014	$1,807,025
Adjustment for bookings	151,082	-	218,277	-
Adjustment for backlog	(51,000)	-	(118, 195)	-
Backlog	100,082	-	100,082	-

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.